UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

December 15, 2020

(Date of Report (Date of earliest event reported))

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2546939
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

W40 Controlled Subsidiary – Los Angeles, CA

On December 15, 2020, we directly acquired ownership of a “wholly-owned subsidiary”, W40 (the “W40 Controlled Subsidiary”), for an initial purchase price of approximately $3,800,000, which is the initial stated value of our equity interest in the W40 Controlled Subsidiary (the “W40 Investment”). The W40 Controlled Subsidiary used the proceeds to close on the acquisition of one building totaling approximately 6,000 square feet of gross rentable area on an approximately 8,000 square foot lot (the “W40 Property”). The W40 Property was acquired with an existing tenant in place (100% occupied) with less than a year remaining on their lease. The planned development project will consist of a creative office conversion after expiration of the current tenant’s lease. The closing of both the initial W40 Investment and the W40 Property occurred concurrently.

The W40 Controlled Subsidiary is managed by us. To defer to the taxable gain recognized from the sale of a previously held partnership interest in an unrelated asset, we established the W40 Controlled Subsidiary as a Qualified Opportunity Fund (“QOF”). Capital gains invested into a QOF within 180 days of recognition are eligible for gain deferral and basis step up. In addition, a permanent exclusion from taxable income of capital gains from the sale or exchange of an investment in a QOF is available if the investment is held for at least 10 years. We therefore expect to realize tax benefits on the gain from the previously held partnership interest, as well as the appreciation of the W40 Investment, though appreciation of the W40 Investment and the projected holding period cannot be guaranteed.

Pursuant to the agreements governing the W40 Investment (the “W40 Operative Agreements”), we have full authority for the management of the W40 Controlled Subsidiary, including the W40 Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the W40 Investment, paid directly by the W40 Controlled Subsidiary.

The W40 Property was acquired for a purchase price of approximately $3,800,000, which includes closing costs and the acquisition fee of approximately $37,750. We anticipate incurring hard costs of approximately $1,035,000 and soft costs prior and during the construction period of approximately $235,000 in order to reposition the asset. We plan to use the additional funds to renovate the W40 Property and lease-up the space with an office user. This will bring the total projected equity for the W40 Property to approximately $5,070,000. The development work is anticipated to start in 2021, with initial design / permitting to start prior to the expiration of the in-place lease. There can be no guarantee that such results will be achieved. No financing was used for the acquisition of the W40 Property.

The W40 Property is made up of one building and is located in the West Jefferson neighborhood of Los Angeles, CA. The building was constructed in 1956 and is used as commercial office/storage use by the in-place tenant. There are seven striped on-site parking spaces at the W40 Property in the rear of the lot used by the tenant.

The West Jefferson neighborhood is one of the oldest neighborhoods in Los Angeles, with most of its buildings constructed around the turn of the 20th century. It is one of the most densely populated areas per square mile in the Los Angeles area and we are expecting continued gentrification over the next seven to ten years due to its proximity to downtown Los Angeles, west-side affluent neighborhoods, and the University of Southern California. With high demand from creative office and retail users/operators, we feel this well-located investment will provide attractive returns over our holding period.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns (Annual)	Total Projected Development Hard Costs	Total Projected Soft / Other Costs	Projected Average Annual Rent Growth	Projected Average Annual Expense Growth	Projected Exit Cap Rate	Projected Hold Period
W40	8.6% - 14.1%	$1,035,000	$235,000	3.0%	3.0%	4.50%	10+ years

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise West Coast Opportunistic REIT, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:        December 21, 2020